Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 8 DATED JANUARY 28, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our Second Follow-on Offering (as defined below);
●	Update information regarding our distributions;
●	Update our net asset value per share as of December 31, 2024;
●	Update our description of common shares; and
●	Update our plan of operation.

Status of Our Second Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering of $50,000,000 in common shares pursuant to Regulation A (the “Initial Offering”) on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated the Initial Offering. On May 13, 2022, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”) (together with the Initial Offering and Follow-on Offering, the “Offering”) and terminated the Follow-on Offering.

We are offering in this Second Follow-on Offering up to $67,475,141 of our common shares (comprised of $62,831,545 of shares in our primary offering and $4,643,596 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 of our common shares. As of December 31, 2024, we had raised total aggregate gross offering proceeds of approximately $144,796,000 and had issued approximately 14,239,000 of our common shares in the Offering, which had been purchased by approximately 7,700 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Distributions

On December 26, 2024, our board of managers authorized a daily cash distribution of $0.0013578082 per share (the “Distribution”) of our common shares to shareholders as of the close of business on each day in the period commencing on January 1, 2025 and ending on January 31, 2025 (the “Distribution Period”). The Distribution is payable to the shareholders of record as of the close of business on each day in the Distribution Period. The board of managers expects the Distributions will be paid on or about February 15, 2025.

The Distribution equates to approximately 6.0% of our net asset value (“NAV”) on an annualized basis, assuming an $8.26 per share NAV, calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Net Asset Value Per Share as of December 31, 2024

On January 28, 2025, our board of managers determined that our net asset value (“NAV”) per share is $8.26 as of December 31, 2024. This NAV per share will be effective until updated by us on or about March 31, 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2024.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common shares at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective January 28, 2025, the offering price per share is $8.26, our NAV per share as of December 31, 2024.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares—Distributions”:

As of January 28, 2025, cumulative since inception, we have paid 99 consecutive monthly distributions to shareholders totaling over $40,500,000, of which approximately $19,000,000 was paid in cash and $21,500,000 was reinvested in our shares pursuant to the distribution reinvestment plan.

The following table supplements the section of our Offering Circular captioned “Description of Our Common Shares—Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	December 31, 2024	September 30, 2024
ASSETS:
Real estate investments, at fair value	$85,361	$84,625
Real estate debt investments, at fair value	6,934	6,934
Marketable securities, at fair value	2,529	2,523
Cash and cash equivalents	3,789	4,375
Interest receivable	267	107
Other assets	142	16
Total assets	$99,112	$98,580

LIABILITIES:
Accounts payable and accrued expenses	$450	$360
Due to related party	130	138
Distributions payable	497	526
Settling subscriptions payable	1,189	1,186
Other liabilities	—	—
Total liabilities	$2,267	$2,210

NET ASSETS
Net assets consist of:
Members’ equity	$75,178	$77,290
Retained earnings	11,680	11,075
Net adjustments to fair value	9,988	8,005
NET ASSETS	$96,845	$96,370
NET ASSET VALUE PER SHARE	$8.26	$8.24

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of January 28, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $379 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $734 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares—Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Distributions”:

A portion of our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. Based on our estimated current and accumulated earnings and profits for the fiscal year ended December 31, 2024, we expect that all distributions made by the REIT during the fiscal year ended December 31, 2024 will be treated as a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes.